

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

<u>Via E-Mail</u>
Reza Noorkayhani
Chief Financial Officer
American Boarding Company
358 Frankfort Street
Daly City, CA   94104

        Re: American Boarding Company
           Form 10-K for the Fiscal Year Ended December 31, 2013
           Filed April 17, 2014
           File No. 333-180838

Dear Ms. Noorkayhani:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Eric McPhee

                                  Eric McPhee
                                  Staff Accountant